Computershare
Date: 6th October 2011	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TERYL RESOURCES CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	31/10/2011
Record Date for Voting (if applicable) :	31/10/2011
Beneficial Ownership Determination Date :	31/10/2011
Meeting Date :	08/12/2011
Meeting Location (if available) :	TBA

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	88156K102	CA88156K1021

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TERYL RESOURCES CORP